EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2025 Financial Results; Provides Third Quarter Guidance

Q2 2025 Gross Margin Exceeded Guidance, Revenues and EPS In-Line with the Guidance Range Issued on May 8, 2025
Company Q3 2025 Guidance: Revenues to Decrease 12% to 17% QoQ, Gross Margin is Expected to be Around 30%. Loss per Diluted ADS to be 2.0 Cents to 4.0 Cents

  Q2 2025 revenues were $214.8M, a slight decrease of 0.2% QoQ, in line with the guidance range of decrease 5.0% to increase 3.0% QoQ
  Q2 GM reached 31.2%, exceeding the guidance of around 31%, an increase from last quarter of 30.5%, mainly a result of favorable product mix
  Q2 2025 after-tax profit was $16.5M, or 9.5 cents per diluted ADS, in line with the guidance range of 8.5 cents to 11.5 cents
  Himax Q3 2025 revenues to decline 12% to 17% QoQ. GM to be around 30%. Loss per diluted ADS to be in the range of 2.0 cents to 4.0 cents
  Tariff policy uncertainty persisted globally through the second quarter and into July, but starting in August, U.S. clarifications toward most countries, including major economies like Japan and the EU, have helped reduce uncertainty in the global trade environment
  The recent strong appreciation of the NT dollar against the U.S. dollar has had a limited impact on Himax’s financials, as both the Company’s revenues and cost of goods sold are denominated in U.S. dollars, providing a natural hedge for its trade activities
  Himax remains optimistic about its long-term automotive business outlook and expects continued growth in automotive TDDI and Tcon technologies, both are relatively new and advanced display solutions for vehicles. These technologies have been successfully designed into hundreds of projects worldwide, with just 1/3 already in MP and the remainder to enter MP within the next few years
  Despite ongoing macroeconomic uncertainty, Himax remains committed to expanding beyond display ICs into new businesses, such as WiseEye AI, CPO, smart glasses, areas characterized by high growth potential, high added value, and high technological barriers. These areas are expected to drive the Company’s long-term growth
  Himax expects WiseEye business to enter a phase of rapid growth after years of customer and application developments, becoming one of the Company’s key growth drivers
  Himax, in partnership with FOCI, has achieved significant breakthroughs in silicon photonics technology, with the first-generation solution being validated by anchor customers/partners, now working toward the goal of entering MP in 2026
  Himax expects revenues from AR and AI glasses-related applications to grow substantially over the next few years, becoming a key driver of the Company’s mid- to long-term growth

TAINAN, Taiwan, Aug. 07, 2025 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the second quarter 2025 ended June 30, 2025.

“Starting in August, the U.S. began clarifying its tariff measures toward most of the countries, including major economies such as Japan and the EU. These developments have helped reduce uncertainty in the global trade environment. That said, less than 24 hours ago, the U.S. government announced plans to impose tariffs of approximately 100% on semiconductor chips imported from companies that do not manufacture in the United States. As the details of the new tariff plan have yet to be released, we are unable to comment further regarding its potential impact at this time. We are closely monitoring the situation and will respond accordingly. It's worth noting that tariffs have not had a significant direct impact on Himax’s business, as our IC products are not directly exported to the U.S. Instead, they are integrated into panels or modules by customers outside the United States and then sold globally, including into the U.S. market. Only a negligible portion, about 2%, of Himax’s products are shipped directly to the United States,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“In the automotive sector, we remain optimistic about our long-term business outlook. Himax holds the No.1 global market share across all segments of automotive display ICs, with an overwhelming lead over competitors. Despite ongoing macroeconomic uncertainty, we remain committed to expanding beyond display ICs into new business areas, such as WiseEye AI, CPO and smart glasses, that offer high growth potential, high added value, and high technological barriers, and are expected to drive our long-term growth,” concluded Mr. Jordan Wu.

Second Quarter 2025 Financial Results

Himax net revenues registered $214.8 million, representing a sequential decline of 0.2%, better than the midpoint of guidance range, which was a 5.0% decline to 3.0% increase. Gross margin was 31.2%, outperforming the Company’s guidance of around 31.0%, and improving from 30.5% in the prior quarter, primarily driven by a favorable product mix. Q2 profit per diluted ADS was 9.5 cents, within the guidance range of 8.5 to 11.5 cents.

Revenue from large display drivers came in at $24.9 million, representing a slight decline of 0.6% from the previous quarter. Both notebook and monitor IC sales declined in Q2, while TV IC sales outperformed guidance with a single-digit sequential increase, driven by higher shipments to key customers after several subdued quarters. Sales of large panel driver ICs accounted for 11.6% of total revenues for the quarter, compared to 11.6% last quarter and 16.3% a year ago.

Revenue from the small and medium-sized display driver segment totaled $144.5 million, reflecting a sequential decline of 4.0%. However, Q2 automotive driver sales, including both traditional DDIC and TDDI, outperformed the Company’s guidance of a mid-teens sequential decline, posting only a single digit decrease quarter over quarter. The sequential decline reflected the combined impact of tariffs and the tapering effect of China’s automotive subsidy program. Nevertheless, automotive driver sales for the first half of 2025 still recorded a 3.2% year-over-year increase, indicating resilient underlying demand despite global softness in automotive sales. Himax’s automotive business, comprising DDIC, TDDI, Tcon, and OLED IC sales, remained the largest revenue contributor in the second quarter, representing approximately 50% of total revenues. Meanwhile, Q2 smartphone IC sales outperformed its guidance of a mid-teens sequential decline, showing a slight increase from the prior quarter, mainly driven by a rush order from a leading customer. Tablet driver sales increased as expected, supported by renewed demand from leading customers following several quarters of soft demand. The small and medium-sized driver IC segment accounted for 67.3% of total sales for the quarter, compared to 70.0% in the previous quarter and 66.3% a year ago.

Q2 non-driver sales reached $45.4 million, a 14.7% increase from the previous quarter. The sequential increase was primarily attributable to increased shipment of Tcon for automotive and monitor products. Himax continues to hold an undisputed leadership position with a dominant market share in automotive Tcon, particularly in solutions featuring local dimming functionality. Himax’s growing pipeline, now exceeding 200 design wins, is poised to transition into mass production over the next few years. Tcon business accounted for over 12% of total sales, with notable contributions from automotive Tcon. Non-driver products accounted for 21.1% of total revenues, as compared to 18.4% in the previous quarter and 17.4% a year ago.

Second quarter operating expenses were $48.9 million, an increase of 6.9% from the previous quarter and 3.3% from a year ago. The appreciation of the NT dollar against the U.S. dollar in Q2 was the key factor behind the sequential increase. Similar factors drove the year-over-year increase, though it was partially offset by a decline in employee bonus compensation due to a decline in the annual bonus expense for the amortized tranches of the previous years’ bonuses. Excluding the impact of NT dollar appreciation, second-quarter operating expenses would have remained flat year-over-year. Amid ongoing macroeconomic challenges, Himax remains vigilant in enforcing budget and expense controls.

Second quarter operating income was $18.1 million, representing an operating margin of 8.4%, compared to 9.2% last quarter and 12.2% for the same period last year. Operating profit declined 8.6% sequentially mainly due to higher operating expenses, partially offset by an increase in gross margin and gross profit. Excluding the impact of NT dollar appreciation on Q2 expenses, operating income increased slightly compared to the previous quarter. Operating profit declined 38.1% year-over-year, primarily due to lower sales and reduced gross margins. Second-quarter after-tax profit was $16.5 million, or 9.5 cents per diluted ADS, compared to $20.0 million, or 11.4 cents per diluted ADS last quarter, and down from $29.6 million, or 16.9 cents in the same period last year.

Balance Sheet and Cash Flow

Himax had $332.8 million of cash, cash equivalents and other financial assets as of June 30, 2025. This compares to $253.8 million at the same time last year and $281.0 million a quarter ago. The sequential increase was mainly driven by strong positive operating cash flow of $60.5 million in the second quarter. Looking ahead to Q3, Himax anticipates a decline in cash, cash equivalents, and other financial assets, primarily due to a payment of $64.5 million for annual dividends to shareholders which was made on July 11. In addition, subject to the final Board decision, Himax will distribute a total of approximately $13.3 million for employee bonus awards at the end of the third quarter, which includes around $7.2 million for the immediately vested portion of this year’s awards and $6.1 million for vested awards granted over the past three years.

Himax’s quarter-end inventories were $134.6 million, higher than $129.9 million last quarter but lower than $203.7 million a year ago. After ten consecutive quarters of inventory decline from its peak during the industry-wide supply shortage, Q2 inventory has slightly increased but is now still at a healthy level. As macroeconomic uncertainty limits visibility across the ecosystem, Himax will continue to manage the Company’s inventory conservatively. Accounts receivable at the end of June 2025 was $219.0 million, a slight increase from $217.5 million last quarter but down from $242.4 million a year ago. DSO was 92 days at the quarter end, as compared to 91 days last quarter and 99 days a year ago. Second quarter capital expenditures were $4.6 million, versus $5.2 million last quarter and $4.6 million a year ago. Second quarter capex was mainly for R&D related equipment for its IC design business and the construction in progress for the new preschool near Himax’s Tainan headquarters built for employees' children.

Outstanding Share

As of June 30, 2025, Himax had 174.3 million ADS outstanding, declining from last quarter. On a fully diluted basis, the total number of ADS outstanding for the second quarter was 174.5 million.

Q3 2025 Outlook

Uncertainty surrounding tariff policies persisted across the global economy throughout the second quarter and into July. However, starting in August, the U.S. began clarifying its tariff measures toward most of the countries, including major economies such as Japan and the EU. These developments have helped reduce uncertainty in the global trade environment. That said, less than 24 hours ago, the U.S. government announced plans to impose tariffs of approximately 100% on semiconductor chips imported from companies that do not manufacture in the United States. As the details of the new tariff plan have yet to be released, the Company is unable to comment further regarding its potential impact at this time. The Company is closely monitoring the situation and will respond accordingly. It's worth noting that tariffs have not had a significant direct impact on Himax’s business, as its IC products are not directly exported to the U.S. Instead, they are integrated into panels or modules by customers outside the United States and then sold globally, including into the U.S. market. Only a negligible portion, about 2%, of Himax’s products are shipped directly to the United States.

In the automotive sector, the U.S. recently reached separate agreements with EU, Japan and Korea. These tariff agreements among the world’s major automotive manufacturing and consumption regions help ease market uncertainty, and trade and shipments among these markets are expected to gradually normalize. Notwithstanding these early signs of clarity regarding automotive tariffs, given the timing of the announcements, which were made just days prior to this earnings call, Himax has not yet received any customer adjustments in demand for automotive ICs in response to the new tariffs. The situation remains dynamic and subject to further observation.

Overall, automotive market demand visibility remains low, with customers continuing to adopt a cautious stance by maintaining low inventory levels and delaying new product introduction. As a result, Himax is maintaining a conservative outlook for the third quarter and continuing the Company’s strategy of strict expense controls while actively reducing procurement costs and enhancing supply flexibility. At the same time, Himax is accelerating the geographic diversification of the Company’s foundry and backend vendors to address customers’ diversified deployment needs stemming from geopolitical considerations. This strategy aims to strengthen Himax’s global manufacturing resilience and reduce risks associated with regional concentration.

In the automotive sector, Himax remains optimistic about its long-term business outlook, primarily driven by the continued upgrade of smart cockpits, where displays serve as a key component fueling market growth. With nearly two decades of dedicated experience in the automotive field, Himax offers the industry’s most advanced and comprehensive automotive display IC solutions, spanning LCD to OLED technologies. Himax holds the No.1 global market share across all segments of automotive display ICs, with an overwhelming lead over competitors. Looking ahead, Himax expects continued growth in automotive TDDI and Tcon technologies, both of which are relatively new and advanced display solutions for vehicles. To date, these technologies have been successfully designed into hundreds of projects worldwide, with just approximately one-third already in mass production and the remainder expected to enter mass production within the next few years. In the area of traditional automotive DDICs, although DDICs have gradually been replaced by TDDIs in panels with touch functionality, traditional DDICs remain essential for applications such as dashboard, HUDs, and rear- and side-view mirrors, which do not require touch integration. In addition, Himax has spent years cultivating its automotive OLED business in close collaboration with leading panel makers. The number of new project engagements is rising rapidly, and starting in 2027, automotive OLED-related growth momentum is expected to accelerate significantly, making it one of the Company’s key long-term revenue drivers.

Despite limited visibility into the second half of the year, the recent clarification of tariff policies and continued low inventory levels at panel customers provide some positive signals. Himax will remain prudent in navigating market dynamics by continuing to closely monitor customer demand.

Throughout this ongoing macroeconomic uncertainty, Himax remains committed to expanding beyond display ICs into new business areas characterized by high growth potential, high added value, and high technological barriers, areas expected to drive the Company’s long-term growth. Himax has been deeply engaged in these fields for one or two decades, establishing significant technical barriers and securing a robust portfolio of key patents. As these efforts begin to bear fruit, they are expected to inject strong momentum into future operations.

In the WiseEye AI domain, Himax continues to collaborate with several leading notebook brands, such as Dell and Acer, achieving significant results. Himax expects this growth to continue over the coming years by adding more leading notebook customers and introducing further AI features to the notebook. In addition, Himax has made both technological and market breakthroughs in additional battery-powered applications such as smart door locks, palm vein recognition, and smart home, jointly developing unprecedented and innovative AI applications with top-tier global customers. These applications are mostly battery-powered, showcasing WiseEye’s unique advantage in ultralow power computing. Further, a recent major application addition is in smart glasses, where WiseEye has gained strong design-in traction due to the stringent power efficiency requirements of smart glasses. Looking ahead, the WiseEye business is entering a phase of rapid growth after years of customer and application developments, becoming one of Himax’s key growth drivers.

In the field of Co-Packaged Optics (CPO), Himax's proprietary WLO technology plays a critical role. Together with partner, FOCI, both parties have achieved significant breakthroughs in silicon photonics technology with the first-generation solution being validated by anchor customers/partners. Himax is working toward the goal of entering mass production in 2026. Meanwhile, Himax and FOCI are collaborating with several heavy-weight customers and partners to jointly develop future-generation high-speed optical transmission technologies to meet the explosive bandwidth demands of HPC and AI applications, while also helping to address the pain point of overheating associated with high-speed transmission.

After years of lukewarm consumer reception, smart glasses are getting extraordinary market attention of late and becoming a segment of strategic importance for Himax. With the adoption of generative AI and large language models (LLMs), AR and AI glasses are widely expected by the industry to become the next breakout market. Numerous world-class hyperscalers and specialized smart glasses developers from around the globe are actively investing in the development of new smart glasses, with China in particular leading the way in terms of number of players. Himax stands out as one of the few companies in the industry to possess three critical enabling technologies for smart glasses, namely ultralow power intelligent sensing, microdisplay, and nano-optics, giving it a unique competitive advantage in this emerging field. In intelligent sensing, Himax’s WiseEye AI delivers all-day, ultralow power contextual awareness with average power consumption of just a few milliwatts. It significantly enhances the interactivity and perception of smart glasses while preserving battery life and data privacy. The technology has been widely adopted and successfully integrated into the next-generation smart glasses of multiple customers. In microdisplay, Himax’s latest Front-lit LCoS microdisplay features 350,000 nits of brightness, exceptional optical power efficiency, and outstanding image quality, all in an extremely compact and lightweight form factor. It is considered the most commercially viable solution, closest to the “ideal microdisplay” for see-through AR glasses. Since its debut at Display Week 2025, the module has drawn strong attention and is soon entering sampling stages with multiple customers. In the field of nano-optics, Himax offers proprietary WLO technology for advanced nano-optical foundry service to selected customers, developing waveguide solutions which can significantly enhance both light transmission and display efficiency of AR glasses. Looking ahead, Himax expects revenues from AR and AI glasses-related applications to grow substantially over the next few years, becoming a key driver of the company’s mid- to long-term growth.

Regarding foreign exchange, while Himax is a Taiwan-based company, the Company’s financial statements are U.S. dollar denominated. Since both of Himax’s revenues and cost of goods sold are in U.S. dollars, this provides a natural hedge for Himax’s trade activities. Additionally, a portion of the Company’s operating expenses are also in U.S. dollars, offering further natural hedging. The non-USD-denominated operating expenses primarily include employee salaries and utility costs. Other non-USD expenses are mainly corporate income tax. Overall, the impact of currency fluctuations on Himax’s financials is relatively limited. Based on internal estimates and at around current revenue levels, a 1% appreciation of the NT dollar against the U.S. dollar would reduce operating margin by approximately 0.15%. Himax’s third-quarter financial guidance is calculated based on 29.4 NT dollar against the U.S. dollar, which is equivalent to the daily average of the quarter up to the day before the earnings call.

Display Driver IC Businesses

LDDIC

In Q3 2025, Himax anticipates large display driver IC sales to decline double-digit sequentially. Amid the volatile macro environment, most panel customers remained cautious, adhering to a make-to-order model and maintaining lean inventories in response to a murky demand outlook. The absence of traditional seasonal shopping momentum, coupled with customers pulling forward purchases in previous quarters, is expected to drive declines across all three product lines in the large panel driver IC segment for Q3.

In the notebook sector, Himax continues to focus on the growing trend among premium models to adopt OLED displays and advanced touch features. This shift is driven in part by the rise of AI PCs and increasing demand for more interactive technologies that enhance user experience, boost productivity, and support creative applications. Himax is well-positioned to capitalize on this trend by offering a comprehensive range of ICs for both LCD and OLED notebooks, including DDIC, Tcon, touch controllers, and TDDI. In addition, the Company is expanding its high-speed interface product portfolio to support faster data transmission, lower latency, and improved power efficiency, features that are critical for next-generation displays.

SMDDIC

Q3 small and medium-sized display driver IC business is expected to decline single-digit from the last quarter. Q3 automotive driver IC sales, including TDDI and traditional DDIC, are set to decline slightly quarter-over-quarter as customers adopt a cautious stance, delaying orders amid ongoing tariff negotiations. Despite near-term headwinds, global adoption of automotive TDDI continues to expand, fueled by growing demand for intuitive, interactive, and cost-effective touch features in modern vehicles. Himax remains the leader in this market, with cumulative shipments already exceeding 100 million units, representing a market share well above 50%, far outpacing those of competitors. To date, Himax has secured around 500 design-in projects across a wide range of global automotive brands and Tier 1s, spanning entry-level to high-end vehicle models. Supported by a continuous flow of new project pipelines and widespread design-wins, Himax is well positioned to maintain Himax’s growth momentum and reinforce its leadership in the market. While traditional automotive DDIC sales declined in Q3 due to partial replacement by TDDI, the transition remains gradual, as many automotive displays, such as dashboard, HUDs, and rear and side-view mirrors, do not require touch functionality and typically have long product lifecycles. Himax holds a solid 40% market share in the traditional DDIC and remains the go-to supplier for both legacy and next-generation automotive display applications.

Himax also continues to lead in automotive display IC innovation by pioneering solutions across a wide range of panel types, addressing diverse design needs and cost considerations. For ultra-large touch displays, the Company offers LTDI where Himax led the industry by introducing the technology and commencing its mass production in Q3 2023. Additional LTDI projects with multiple leading global brands are on track to enter mass production in the third quarter, with more programs expected to follow moving into 2026. For smaller displays with tight form factor and budget requirements, Himax provides single-chip designs that combine TDDI and local dimming Tcon. This enables advanced local dimming in small-size displays, reduces overall system cost, and improves power efficiency. Meanwhile, Himax is recognized for its dominance in local dimming Tcon technology, which I will elaborate on in a few minutes. Himax continues to lead the global automotive display market with a 40% share in DDIC, over 50% in TDDI, and an even higher market share in local dimming Tcon.

Himax expects Q3 smartphone and tablet IC revenues both to decline quarter-over-quarter, as customers pulled forward purchases in prior quarters.

On automotive OLED market, Himax has established strategic partnerships with leading panel makers across Korea, China, and Japan. As OLED technology gains broader adoption for premium vehicles, Himax is well positioned to become the partner of choice, leveraging Himax’s nearly two decades of experience and strong foothold in the automotive display market. Capitalizing on Himax’s first mover advantage, the Company offers a comprehensive suite of solutions, including DDIC, Tcon, and on-cell touch controllers. Himax’s automotive OLED driver and Tcon solutions began production for EVs of leading car makers a few years ago, and Himax now also offers standard ICs ready for broader deployment. In parallel, Himax is collaborating with leading panel makers on custom ASIC developments. In addition, the Company’s advanced OLED on-cell touch-control technology features an industry-leading signal-to-noise ratio, ensuring reliable performance even in challenging conditions such as glove use or wet fingers. The OLED on-cell touch ICs entered mass production in 2024 and are being increasingly adopted by major global automotive brands for their upcoming car models. Looking ahead, Himax expects OLED panel adoption in automotive displays to accelerate starting in 2027. Himax is well positioned to be a key beneficiary, unlocking a new growth engine that further strengthens Himax’s leadership in the automotive display market.

Himax has also expanded its comprehensive OLED portfolio into the tablet and notebook markets, covering DDIC, Tcon, and touch controllers, through partnerships with leading OLED panel makers in Korea and China. Several new projects are slated to enter mass production with top-tier brands later this year. Meanwhile, Himax is developing new technologies for value-added features such as active stylus, ultra slim bezel design and gaming models to further differentiate the Company’s products and reinforce Company’s competitive edge. In the smartphone OLED market, Himax is making solid progress in its collaborations with customers in Korea and China with mass production on track starting the end of this year.

Non-Driver Product Categories

Q3 non-driver IC revenues are expected to decrease double digit sequentially.

Timing Controller (Tcon)

Himax anticipates Q3 2025 Tcon sales to decrease by double digit sequentially but increase by single digit year-over-year. The sequential decline is primarily a result of customers pulling forward inventory purchases of Tcon for monitor, notebook and TV products during the prior quarters, against the backdrop of Chinese government subsidies boosting domestic consumption. In automotive, Q3 sales are set to increase by single digit sequentially fueled by a strong pipeline of over two hundred design-win projects gradually entering mass production. Himax believes its automotive Tcon business is well positioned for sustained growth in the years ahead.

Himax continues to lead the industry in the innovation of automotive Tcon technology. Company’s new generation local dimming Tcons offer advanced features such as edge sharpness and high dynamic range, ideal for customers looking to upgrade their displays for better panel performance.

WiseEye™ Ultralow Power AI Sensing

On the update of WiseEye™ ultralow power AI sensing solution, a cutting-edge endpoint AI integration featuring industry-leading ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm at its core. Amid a rapidly evolving AI landscape, WiseEye AI stands out by delivering on device AI inferencing with industry leading ultralow power, merely a few milliwatts, alongside a compact form factor and industrial grade security, enabling AI functionality in battery powered endpoint devices. With always-on sensing and intelligent, low-power perceptual input, WiseEye serves as an ideal front-end for LLMs, supporting multimodal AI that goes beyond vision, language, audio, and intent to include rich contextual awareness, such as motion, proximity, and behavior, for smarter, more responsive user experiences.

WiseEye adoption is accelerating across diverse applications, including notebooks, tablet, surveillance systems, access control, smart home, and more recently, smart glasses and many others. On notebooks, following Himax’s major design win with Dell, Himax is pleased to report that Acer has also adopted WiseEye for its latest AI PC. WiseEye is now being integrated by other leading notebook vendors, with some entering production later this year and expanding further into 2026. WiseEye’s advanced local inferencing capability goes beyond human‑presence detection, supporting a broad set of intelligent features, including proximity detection and presence awareness alerts, posture reminders, and automatic cursor teleporting to the display the user is viewing. In the surveillance domain, WiseEye AI enhances security systems by combining two key capabilities, namely accurate human-object distinction and event-driven activation. This significantly reduces false triggers, conserving power and minimizing system overhead, outperforming widely used conventional PIR sensors that often mis-identify motion and unnecessarily activate the high power consuming main processor and/or image sensor. In addition to the China market where shipments to leading smart door lock vendors are already underway, Himax is now partnering with leading door lock vendors worldwide to introduce advanced AI features, such as palm vein biometric access, parcel recognition, and anti-pinch protection, with several designs slated for mass production starting 2026.

Recently, Himax achieved another compelling demonstration of its ultralow power WiseEye AI for motion sensing through collaboration with Rabboni, marked by the launch of the bboni Ai platform. Built on a 6-axis gyroscope, bboni Ai empowers wearables with advanced on-device capabilities such as motion analysis, posture recognition, and behavioral interpretation, all delivered with low latency, exceptional energy efficiency, and a privacy-first design. With WiseEye AI, the bboni Ai platform can also interface with LLMs, further expanding its ability to perceive, understand, and interact with complex real-world scenarios. This enables a wide range of real-world applications, including smart healthcare, sports, education, and interactive learning.

On WiseEye Module business, which integrates Himax's ultralow power image sensor, AI processor, and pre-trained no-code/low-code AI algorithm, enabling easy deployment across a broad spectrum of applications. Himax’s biometric authentication portfolio complies with Europe’s General Data Protection Regulation (GDPR), one of the world’s strictest data privacy laws, ensuring strong privacy protection and enabling adoption in highly regulated markets. Himax’s PalmVein module has attracted strong interest across multiple industries, rapidly securing design wins in areas such as smart access, workforce management, smart door locks, and more, with some projects scheduled to enter mass production in 2026. To address the growing demand for more flexible access control, Himax has upgraded the WiseEye PalmVein suite with multimodal authentication capabilities, combining palm vein and facial recognitions to enable multi-layer biometric verification, delivering stronger security and greater user convenience.

In the field of AI sensing for AR and AI glasses, Himax is excited to see WiseEye AI’s growing adoption and active engineering engagements across major tech giants, traditional ODMs, brands, and startups. Smart glasses makers are leveraging WiseEye to enable instant responsiveness for a wide range of AI applications while ensuring extended battery life. More specifically, WiseEye empowers both outward and inward vision sensing capabilities. For outward vision sensing, it enables environmental awareness and real-time analysis, such as object recognition, navigation assistance, and environmental mapping, significantly enhancing AR interactivity while consuming just a few milliwatts of power. Concurrently for inward vision sensing, WiseEye tracks eye movements, gaze direction, pupil size, and blinks to support intuitive user interactions. Multiple projects are underway for customers’ next-generation AR and AI glasses, further validating WiseEye as the preferred ultralow power AI solution for emerging wearable applications requiring real-time user-environment interaction.

LCoS
Following the debut of Himax’s proprietary Dual-Edge Front-lit LCoS microdisplay at Display Week this May, customers across the board are eagerly anticipating samples of its newly introduced LCoS solution, targeted for release in September, for their new see-through AR glasses projects. This industry-leading solution integrates both the illumination optics and LCoS panel into an exceptionally compact form factor as small as 0.09 c.c. and weighing only 0.2 grams, while achieving up to 350,000 nits of brightness and 1 lumen output at just 250mW maximum power consumption. The luminance breakthrough ensures excellent eye-level visibility even in bright ambient conditions, while the ultra-compact form factor makes sleek, everyday AR glasses possible. The collaborations with leading global tech companies and specialized smart glasses vendors continue to progress steadily.

Third Quarter 2025 Guidance

Net Revenue:	Decrease 12% to 17% QoQ
Gross Margin:	Around 30%, depending on final product mix
Loss:	2.0 cents to 4.0 cents per diluted ADS

As the Company has done historically, it will grant employees’ annual bonus, including RSUs and cash awards, on or around September 30 this year. Himax’s third quarter guidance of a loss per diluted ADS has taken into account the expected 2025 annual bonus, which, subject to Board approval, is now assumed to be around $7.5 million, out of which $7.2 million will be vested and expensed immediately on the grant date. As a reminder, the total annual bonus amount and the immediately vested portion are current best estimates only and the actual amounts could vary materially depending on, among other things, Himax’s Q4 profit and the final Board decision for the total bonus amount and its vesting scheme. As is the case for previous years, Himax expects the annual bonus grant in 2025 to lead to higher third quarter operating expenses compared to the other quarters of the year. In comparison, the annual bonus for 2024 and 2023 were $12.5 million and $10.4 million respectively, of which $11.2 million and $9.7 million vested immediately.

In providing Himax’s Q3 financial guidance, the Q3 expense related to employee bonus is estimated to be $8.2 million, representing 4.7 cents per diluted ADS before tax, comprised of $7.2 million, the immediately vested portion of this year’s bonus as stated above, and $1.0 million, the amortized portion of the unvested bonuses from previous years. For the sake of completeness, employee bonus expense in each of the last three quarters was also around $0.8 million.

HIMAX TECHNOLOGIES SECOND QUARTER 2025 EARNINGS CONFERENCE CALL

DATE:	Thursday, Aug. 7, 2025
TIME:	U.S.	8:00 a.m. EDT
	Taiwan	8:00 p.m.
Live Webcast (Video and Audio):	http://www.zucast.com/webcast/jwY1jFiZ
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Dial-in Number (Audio Only):
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If you choose to attend the call by dialing in via phone, please enter the Participant PIN Code 3321007 # after the call is connected. A replay of the webcast will be available beginning two hours after the call on www.himax.com.tw. This webcast can be accessed by clicking on http://www.zucast.com/webcast/jwY1jFiZ or Himax’s website, where it will remain available until August 7, 2026.

About Himax Technologies, Inc.
Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEyeTM Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the U.S. Himax has 2,609 patents granted and 370 patents pending approval worldwide as of June 30, 2025.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2024 filed with the SEC, as may be amended.

Company Contacts:

Karen Tiao, Head of IR/PR
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America

Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2025	2024	2025

Revenues
Revenues from third parties, net	$214,761	$239,610	$215,095
Revenues from related parties, net	37	12	38
	214,798	239,622	215,133

Costs and expenses:
Cost of revenues	147,791	163,038	149,581
Research and development	37,542	36,201	34,987
General and administrative	5,806	5,692	5,557
Sales and marketing	5,550	5,434	5,202
Total costs and expenses	196,689	210,365	195,327

Operating income	18,109	29,257	19,806

Non operating income (loss):
Interest income	2,737	3,044	2,312
Changes in fair value of financial assets at fair value through profit or loss	274	98	(17)
Foreign currency exchange gains, net	2,396	403	345
Finance costs	(870)	(1,014)	(903)
Share of losses of associates	(588)	(107)	(742)
Other gains	-	-	3,205
Other income	6	4	17
	3,955	2,428	4,217
Profit before income taxes	22,064	31,685	24,023
Income tax expense	5,054	1,978	3,841
Profit for the period	17,010	29,707	20,182
Profit attributable to noncontrolling interests	(466)	(81)	(195)
Profit attributable to Himax Technologies, Inc. stockholders	$16,544	$29,626	$19,987

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.095	$0.170	$0.114
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.095	$0.169	$0.114

Basic Weighted Average Outstanding ADS	174,380	174,724	174,913
Diluted Weighted Average Outstanding ADS	174,544	175,084	175,072

Himax Technologies, Inc. Unaudited Condensed Consolidated Statements of Profit or Loss (Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Six Months Ended June 30,
	2025	2024

Revenues
Revenues from third parties, net	$429,856	$447,154
Revenues from related parties, net	75	18
	429,931	447,172

Costs and expenses:
Cost of revenues	297,372	309,843
Research and development	72,529	75,865
General and administrative	11,363	11,582
Sales and marketing	10,752	10,596
Total costs and expenses	392,016	407,886

Operating income	37,915	39,286

Non operating income (loss):
Interest income	5,049	5,568
Changes in fair value of financial assets at fair value through profit or loss	257	91
Foreign currency exchange gains, net	2,741	1,344
Finance costs	(1,773)	(2,032)
Share of losses of associates	(1,330)	(328)
Other gains	3,205	-
Other income	23	33
	8,172	4,676
Profit before income taxes	46,087	43,962
Income tax expense	8,895	1,978
Profit for the period	37,192	41,984
Loss (profit) attributable to noncontrolling interests	(661)	140
Profit attributable to Himax Technologies, Inc. stockholders	$36,531	$42,124

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.209	$0.241
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.209	$0.241

Basic Weighted Average Outstanding ADS	174,645	174,724
Diluted Weighted Average Outstanding ADS	174,806	175,056

Himax Technologies, Inc. IFRS Unaudited Condensed Consolidated Statements of Financial Position (Amounts in Thousands of U.S. Dollars)

	June 30, 2025	June 30, 2024	March 31, 2025
Assets
Current assets:
Cash and cash equivalents	$304,678	$236,676	$275,445
Financial assets at amortized cost	3,517	11,408	2,286
Financial assets at fair value through profit or loss	24,556	5,713	3,253
Accounts receivable, net (including related parties)	219,035	242,376	217,549
Inventories	134,573	203,691	129,867
Income taxes receivable	802	970	717
Restricted deposit	503,700	453,000	503,700
Other receivable from related parties	7	55	11
Other current assets	40,165	54,463	37,760
Total current assets	1,231,033	1,208,352	1,170,588
Financial assets at fair value through profit or loss	23,645	25,697	23,524
Financial assets at fair value through other comprehensive income	33,828	27,974	29,985
Equity method investments	12,729	3,034	8,061
Property, plant and equipment, net	121,248	125,900	120,538
Deferred tax assets	23,642	13,482	20,872
Goodwill	28,138	28,138	28,138
Other intangible assets, net	563	791	619
Restricted deposit	34	31	30
Refundable deposits	215,320	221,856	215,271
Other non-current assets	17,954	19,611	17,854
	477,101	466,514	464,892
Total assets	$1,708,134	$1,674,866	$1,635,480
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$1,024	$-	$602
Current portion of long-term unsecured borrowings	6,000	6,000	6,000
Short-term secured borrowings	503,700	453,000	503,700
Accounts payable (including related parties)	143,048	148,602	105,610
Income taxes payable	17,359	8,669	12,785
Other payable to related parties	47	102	-
Contract liabilities-current	4,563	34,266	5,176
Other current liabilities	122,678	112,831	50,443
Total current liabilities	798,419	763,470	684,316
Long-term unsecured borrowings	25,500	31,500	27,000
Deferred tax liabilities	631	493	557
Other non-current liabilities	12,297	15,060	7,489
	38,428	47,053	35,046
Total liabilities	836,847	810,523	719,362
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	115,853	115,336	115,722
Treasury shares	(9,431)	(5,157)	(5,546)
Accumulated other comprehensive income	14,666	8,688	7,874
Retained earnings	636,538	631,573	684,587
Equity attributable to owners of Himax Technologies, Inc.	864,636	857,450	909,647
Noncontrolling interests	6,651	6,893	6,471
Total equity	871,287	864,343	916,118
Total liabilities and equity	$1,708,134	$1,674,866	$1,635,480

Himax Technologies, Inc. Unaudited Condensed Consolidated Statements of Cash Flows (Amounts in Thousands of U.S. Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,
	2025	2024	2025

Cash flows from operating activities:
Profit for the period	$17,010	$29,707	$20,182
Adjustments for:
Depreciation and amortization	5,275	5,679	5,156
Share-based compensation expenses	147	379	100
Gains on disposals of property, plant and equipment, net	-	-	(3,205)
Changes in fair value of financial assets at fair value through profit or loss	(274)	(98)	17
Interest income	(2,737)	(3,044)	(2,312)
Finance costs	870	1,014	903
Income tax expense	5,054	1,978	3,841
Share of losses of associates	588	107	742
Inventories write downs	6,006	2,892	4,444
Unrealized foreign currency exchange losses	118	628	441
	32,057	39,242	30,309
Changes in:
Accounts receivable (including related parties)	(1,483)	(37,688)	13,083
Inventories	(10,712)	(4,711)	24,435
Other receivable from related parties	4	81	2
Other current assets	1,046	(81)	(978)
Accounts payable (including related parties)	37,390	35,172	(7,250)
Other payable to related parties	47	11	-
Contract liabilities	(613)	(1,820)	735
Other current liabilities	3,441	423	(3,763)
Other non-current liabilities	71	509	71
Cash generated from operating activities	61,248	31,138	56,644
Interest received	4,315	4,505	438
Interest paid	(939)	(1,014)	(835)
Income tax paid	(4,150)	(7,680)	(200)
Net cash provided by operating activities	60,474	26,949	56,047

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(4,596)	(4,582)	(5,221)
Acquisitions of intangible assets	-	(26)	(52)
Acquisitions of financial assets at amortized cost	(3,517)	(5,011)	-
Proceeds from disposal of financial assets at amortized cost	2,286	8,051	2,000
Acquisitions of financial assets at fair value through profit or loss	(44,557)	(33,774)	(6,160)
Proceeds from disposal of financial assets at fair value through profit or loss	26,225	25,468	5,017
Acquisitions of financial assets at fair value through other comprehensive income	-	(17,164)	(2,500)
Acquisitions of equity method investment	(2,500)	-	-
Decrease in refundable deposits	30	14	10,283
Net cash provided by (used in) investing activities	(26,629)	(27,024)	3,367

Cash flows from financing activities:
Purchase of treasury shares	(3,885)	-	-
Decrease in prepayments for purchase of treasury shares	885	-	-
Payment of cash dividends	(442)	-	-
Purchases of subsidiaries shares from noncontrolling interests	-	(190)	-
Proceeds from short-term unsecured borrowings	334	-	612
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	484,300	349,200	484,300
Repayments of short-term secured borrowings	(484,300)	(349,200)	(484,300)
Payment of lease liabilities	(584)	(1,565)	(1,448)
Guarantee deposits refunded	-	(21,514)	-
Net cash used in financing activities	(5,192)	(24,769)	(2,336)
Effect of foreign currency exchange rate changes on cash and cash equivalents	580	(182)	219
Net increase (decrease) in cash and cash equivalents	29,233	(25,026)	57,297
Cash and cash equivalents at beginning of period	275,445	261,702	218,148
Cash and cash equivalents at end of period	$304,678	$236,676	$275,445

Himax Technologies, Inc. Unaudited Condensed Consolidated Statements of Cash Flows (Amounts in Thousands of U.S. Dollars)

	Six Months Ended June 30,
	2025	2024

Cash flows from operating activities:
Profit for the period	$37,192	$41,984
Adjustments for:
Depreciation and amortization	10,431	11,150
Share-based compensation expenses	247	737
Gains on disposals of property, plant and equipment, net	(3,205)	-
Changes in fair value of financial assets at fair value through profit or loss	(257)	(91)
Interest income	(5,049)	(5,568)
Finance costs	1,773	2,032
Income tax expense	8,895	1,978
Share of losses of associates	1,330	328
Inventories write downs	10,450	7,245
Unrealized foreign currency exchange losses (gains)	559	(240)
	62,366	59,555
Changes in:
Accounts receivable (including related parties)	11,600	(21,984)
Inventories	13,723	6,372
Other receivable from related parties	6	14
Other current assets	68	2,217
Accounts payable (including related parties)	30,140	48,374
Other payable to related parties	47	(9)
Contract liabilities	122	(628)
Other current liabilities	(322)	(7,357)
Other non-current liabilities	142	1,023
Cash generated from operating activities	117,892	87,577
Interest received	4,753	5,359
Interest paid	(1,774)	(1,950)
Income tax paid	(4,350)	(7,289)
Net cash provided by operating activities	116,521	83,697

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(9,817)	(7,281)
Acquisitions of intangible assets	(52)	(144)
Acquisitions of financial assets at amortized cost	(3,517)	(7,450)
Proceeds from disposal of financial assets at amortized cost	4,286	8,551
Acquisitions of financial assets at fair value through profit or loss	(50,717)	(41,262)
Proceeds from disposal of financial assets at fair value through profit or loss	31,242	33,631
Acquisitions of financial assets at fair value through other comprehensive income	(2,500)	(17,164)
Acquisitions of equity method investments	(2,500)	-
Decrease in refundable deposits	10,313	22,231
Net cash used in investing activities	(23,262)	(8,888)

Cash flows from financing activities:
Purchase of treasury stock	(3,885)	-
Decrease in prepayments for purchase of treasury stock	885	-
Payments of cash dividends	(442)	-
Proceeds from issuance of new shares by subsidiary	-	71
Purchases of subsidiaries shares from noncontrolling interests	-	(190)
Proceeds from short-term unsecured borrowings	946	-
Repayments of long-term unsecured borrowings	(3,000)	(3,000)
Proceeds from short-term secured borrowings	968,600	796,300
Repayments of short-term secured borrowings	(968,600)	(796,300)
Payment of lease liabilities	(2,032)	(2,713)
Guarantee deposits refunded	-	(23,382)
Net cash used in financing activities	(7,528)	(29,214)
Effect of foreign currency exchange rate changes on cash and cash equivalents	799	(668)
Net increase in cash and cash equivalents	86,530	44,927
Cash and cash equivalents at beginning of period	218,148	191,749
Cash and cash equivalents at end of period	$304,678	$236,676